Exhibit 99.1

Vertical Aerospace Announces Third Quarter 2023 Financial Results

Company Issues Shareholder Letter

London, UK & New York, USA | November 9, 2023 – Vertical Aerospace Ltd. (“Vertical” or the "Company") (NYSE: EVTL; EVTLW), a global aerospace and technology company that is pioneering zero emission aviation, announces its financial results for the third quarter ended September 30, 2023. The Company has also issued a shareholder letter discussing its operating results and management commentary, which is posted to its investor relations website at investor.vertical-aerospace.com.

Stephen Fitzpatrick, Vertical Founder and CEO, said: “This has been an excellent quarter for Vertical as we continue to progress against our certification, commercial, and testing programme. The build of our second, more advanced full-scale prototype is on track. This prototype will deliver an exciting programme of flight tests and public demonstrations in the coming months, including realising our intention to fly at Farnborough 2024.”

Third Quarter 2023 and Recent Operational Highlights

•	The build of Vertical’s second full-scale prototype VX4 is underway and on track. This second, more sophisticated prototype includes more of Vertical’s certification aerospace partners’ technology, as well as its own in-house technology. For example, it will incorporate the next generation propeller design, and for the first time Vertical’s proprietary battery packs will be powering a prototype VX4. Vertical is on track to complete the build of this second prototype in Q1 2024.

•	Vertical has announced its intensive flight test programme for 2024. Following the build and commissioning of the second prototype VX4, Vertical expects to receive its next Permit to Fly from the UK Civil Aviation Authority (CAA), and progress through crewed thrustborne, wingborne and transition flight test phases. It is expected that a pilot will be onboard through all flight tests. The culmination of this next prototype’s flight test programme includes public flight demonstrations: Vertical intends to fly at the Farnborough International Airshow, to and from Heathrow Airport, and from a Skyports vertiport. Further public flight demonstrations will be announced in due course.

•	Vertical has continued to make progress with its certification activities with its CRI-A-1 being issued by the CAA in September. The CRI-A-1 includes SC-VTOL and is the basis on which Vertical needs to develop and certify the VX4. Vertical continues to target Type Certification in late 2026.

•	After completing an initial Technical Familiarisation session with the CAA earlier this year, Vertical conducted separate in-depth sessions with both the Federal Aviation Agency and the European Union Aviation Safety Agency. Both sessions had specialists from the respective regulator present, allowing Vertical to present the VX4, providing a thorough description of the aircraft systems and structures. The objective of these sessions was to provide sufficient knowledge of the aircraft and establish the initial certification basis and respective certification and validation timelines. A further Technical Familiarisation is scheduled in December with the Japan Civil Aviation Bureau.

•	With the Vertical Energy Centre in full operation, Vertical now has the in-house capability to design, develop and manufacture proprietary battery packs for subsequent VX4 prototypes and the certification aircraft. Vertical has entered “Delta Build”, the final build cycle of its proprietary battery packs for its next prototype VX4.

•	The Vertical Integrated Test Labs, aka ‘Iron Bird’, have been further enhanced in recent months by the addition of technology from the first VX4 prototype including its actuators, empennage and inceptors.

This upgrade has significantly broadened its testing capabilities and elevated its level of integration. Vertical expects that these enhancements will generate further reliable test data and demonstrate smooth multi-system integration, enabling further flight clearance tests with subsequent prototypes and certification evidence.

•	Vertical submitted its final incident report to the Air Accidents Investigation Branch (AAIB) on October 31 2023, which validated the conclusion of its preliminary incident report, identifying the root cause relating to a propeller. This early generation propeller had already been redesigned prior to the incident, with the issue fully resolved ahead of the next phase of testing. Vertical expects the AAIB to deliver its report in due course. Thereafter, Vertical intends to provide the industry with further information to share its new understanding, derived from the incident, to ensure the wider sector benefits.

Third Quarter 2023 Financial Highlights

•	Vertical reported a net operating loss of £22m for the three months ended September 30, 2023, compared to a net operating loss of £19m for the three months ended September 30, 2022.
•	As of September 30, 2023, Vertical had cash at bank and short-term deposits totalling £74m, which will be invested in the development of the Company’s test and certification activities and in the people, systems and processes that support the Company.

	3 months ended September 30*		9 months ended September 30*

	2023 £ 000	2022 £ 000	2023 £ 000	2022 £ 000
Research and development expenses	(15,388)	(9,747)	(42,888)	(29,143)
Administrative expenses	(10,131)	(9,783)	(34,397)	(33,249)
Related party administrative expenses	(17)	(15)	(59)	(15)
Other operating income	3,585	916	19,429	4,323
Operating loss	(21,951)	(18,629)	(57,915)	(58,084)

*Unaudited

Financial Outlook

•	In the next 12 months Vertical expects its net cash outflows to be used in operating activities to be approximately £80m.
•	Net cash outflows incurred in the fourth quarter of the year will be primarily in relation to the advancement of Vertical’s second full-scale prototype VX4 aircraft.
•	As previously announced, Vertical intends to raise additional capital in 2023 to support its ongoing capital requirements, fund its future operations and remain as a going concern.

The above forward-looking statements reflects Vertical’s expectations for the three months ending December 31, 2023 as of November 9, 2023, and are subject to substantial uncertainty. Our results are based on assumptions that we believe to be reasonable as of this date, but may be materially affected by many factors, as discussed below in “Forward-Looking Statements.”

About Vertical Aerospace

Vertical Aerospace is pioneering electric aviation. The Company was founded in 2016 by Stephen Fitzpatrick, an established entrepreneur best known as the founder of the OVO Group, a leading energy and technology group and Europe’s largest independent energy retailer. Vertical has focused on building the most experienced and senior team in the eVTOL industry, who have previously certified and supported over 30 different civil and military aircraft and propulsion systems. Vertical received its Design Organisation Approval in 2023 underlining the UK Civil Aviation Authority’s confidence in the Company’s capability to design a safe and reliable aircraft and aviation-related products to the highest standards.

Vertical has forged strong relationships with tier-one aerospace and industry-leading players to develop the various components of its aircraft and build a sophisticated eVTOL ecosystem, creating efficiencies across the manufacturing processes, aircraft operations and maintenance.

Vertical’s ordinary shares and warrants commenced trading on the NYSE in December 2021 under the tickers “EVTL” and “EVTLW,” respectively.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the design and manufacture of the VX4, our future results of operations and financial position, including with respect to the fourth quarter of 2023, our plans for capital expenditures, our business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected, certification and the commercialization of the VX4 and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, the features and capabilities of the VX4, the preliminary results of the investigation into the experimental prototype aircraft flight test incident, expectations surrounding pre-orders and commitments, expected financial performance and operational performance, liquidity, growth and profitability strategies, our ability and plans to raise additional capital to fund our operations and related timing on acceptable terms, or at all,  including, as a result of adverse market conditions, market volatility of our share price or heighted risk of significant dilution from the conversion feature of our convertible note subscription agreement, our plans to mitigate the risk that we are unable to deliver on our communicated business plan and to and continue as a going concern, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; our history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; our potential inability to produce, certify or launch aircraft in the volumes or timelines projected; the potential inability to obtain the necessary certifications for production and operation within any projected timeline, or at all; any accidents or incidents involving eVTOL aircraft could harm our business; our dependence on partners and suppliers for the components in our aircraft and for operational needs; the potential that certain strategic partnerships may not materialize into long-term partnership arrangements; all of the pre-orders received are conditional and may be terminated at any time and any pre-delivery payments may be fully refundable upon certain specified dates; any circumstances; the inability for our aircraft to perform at the level we expect and may have potential defects; any potential failure to effectively manage our growth;

our inability to recruit and retain senior management and other highly skilled personnel, our ability to raise additional funds when we need or want them, or at all, to fund our operations; our limited cash and cash equivalents and recurring losses from our operations raise significant doubt (or raise substantial doubt as contemplated by PCAOB standards) regarding our ability to deliver on our communicated business plan and to and continue as a going concern; we have previous identified material weaknesses in our internal controls over financial reporting which if we fail to properly remediate, could adversely affect our results of operations, investor confidence in us and the market price of our ordinary shares; as a foreign private issuer we follow certain home country corporate governance rules, are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 22, 2023, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

For more information:

Ambika Sharma

nepeanverticalteam@nepean.co.uk

+44 7596 474 020

Vertical Investors

Eduardo Royes

investors@vertical-aerospace.com

+1 (646) 200-8871